UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number:

000-55825

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Triccar Inc.

Full Name of Registrant

____________________________

Former Name if Applicable

220 Travis Street, Suite 501

Address of Principal Executive Office (Street and Number)

Shreveport, Louisiana 71101

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
1

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Annual Report on Form 10-K for the year ended December 31, 2021 could not be completed and filed by March 31, 2022, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Annual Report on Form10-K for the year ended December 31, 2021 within the applicable “grace” period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Channing F. Chen	318	425-5000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 28, 2021, the Company acquired one hundred percent of the capital stock of Correlate Inc. (“Correlate”) pursuant to the terms of the share exchange agreement entered into by and between the Company, Correlate and all of the Correlate shareholders. As a result of the acquisition, the financial statements of Correlate will be the financial statements included in the Company’s Form 10-K for the years ended December 31, 2021 and 2020. As reported in the Company’s Form 8-K/A filing on March 18, 2022 which included the audited financial statements of Correlate, Correlate reported revenues of $98,446 and $170,719 for the years ended December 31, 2021 and 2020, respectively, and a net loss of $79,702 and $184,388 for the years ended December 31, 2021 and 2020, respectively. For the year ended December 31, 2020, the Company reported zero revenues and a net loss of $106,182.

Triccar Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2022	By:	/s/ Channing F. Chen
Channing F. Chen
Chief Financial Officer